UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of August, 2004

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Name of company

     SPIRENT PLC

2.   Name of shareholder having a major interest

     LEGAL & GENERAL GROUP PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     SHAREHOLDER IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     HSBC GLOBAL CUSTODY NOMINEE (UK) LTD          914945           361,104
     HSBC GLOBAL CUSTODY NOMINEE (UK) LTD          775245         3,641,940
     HSBC GLOBAL CUSTODY NOMINEE (UK) LTD          357206        23,519,695
     HSBC GLOBAL CUSTODY NOMINEE (UK) LTD          866203         1,320,000
     HSBC GLOBAL CUSTODY NOMINEE (UK) LTD          360509         1,304,014
                                                    TOTAL        30,146,753

5.   Number of shares / amount of stock acquired

     N/A

6.   Percentage of issued class

     N/A

7.   Number of shares / amount of stock disposed

     N/A

8.   Percentage of issued class

     N/A

9.   Class of security

     ORDINARY SHARES OF 3.3333 PENCE EACH

10.  Date of transaction

     N/A

11.  Date company informed

     04 AUGUST 2004

12.  Total holding following this notification

     30,146,753

13.  Total percentage holding of issued class following this notification

     3.16%

14.  Any additional information

     NOTIFICATION IN ACCORDANCE WITH S. 198 COMPANIES ACT 1985 THAT THE SHAREHOLDER IN 2 ABOVE NOW HAS A NOTIFIABLE INTEREST IN SPIRENT PLC.

15.  Name of contact and telephone number for queries

     LUKE THOMAS - 01293 767658

16. Name and signature of authorised company official responsible for making this notification

     LUKE THOMAS - DEPUTY COMPANY SECRETARY

Date of notification

04 AUGUST 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 4 August 2004                           By   ____/s/ Luke Thomas____

                                                    (Signature)*